Mail Stop 4628

                                                                    September
19, 2019

Via E-mail
Gregg A. Lowe
Chief Executive Officer and President
Cree, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

       Re:     Cree, Inc.
               10-K for Fiscal Year Ended June 30, 2019
               Filed August 21, 2019
               File No. 0-21154

Dear Mr. Lowe:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

General

1. We note that your website identifies a distributor for Sudan. Your subsidiary
       Wolfspeed's website identifies distributors for Sudan, Syria and North Korea. Sudan,
       Syria and North Korea are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Your 10-K does not include information about direct or indirect dealings with those countries.
       Please describe to us the nature of any past, current or anticipate contacts with Sudan,
       Syria or North Korea, including contacts with their governments, whether through subsidiaries, distributors, affiliates, or other direct or indirect arrangements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gregg A. Lowe
Cree, Inc.
September 19, 2019
Page 2

        You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Brad Kohn
       Vice President Legal and General Counsel

       Gerald Roach
       Smith Anderson